

Contacts:
Norman Booth or Hilary Halliwell
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

FOR IMMEDIATE RELEASE

MICROMEM TECHNOLOGIES INC. EXTENDS APPOINTMENT
OF STEVEN VAN FLEET AS SENIOR RFID ADVISOR

Key Appointment Reflects Emerging Market Opportunities

TORONTO, CAN, September 9, 2005 -- Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), announced today that it has extended the appointment of Steven Van Fleet as a senior RFID advisor to the company's board of directors and senior management.

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 64,719,449
SEC File No: 0-26005

About Micromem Technologies Inc.
Micromem is focused on the development of magnetic random access memory (MRAM) technology. Micromem's MRAM development plans currently target Radio Frequency Identification (RFID) as a first market objective. It is currently intended that other applications will be subsequently pursued as well. Micromem's rights to the primary MRAM technology developed by the University of Toronto (including, without limitation, the intellectual property protected by U.S. patent application entitled "Magnetic memory composition and method of manufacture") are held pursuant to an exclusive world wide commercial license. The MRAM development work is and has been undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen's filings with the Securities & Exchange Commission and other regulatory authorities. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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